

December 12, 2012

Via E-mail
Mr. John Smith
Chief Executive Officer
Silver Standard Resources Inc
999 West Hastings Street, Suite 1400
Vancouver, B.C., V6C 2W2
Canada

      Re: Silver Standard Resources Inc
              Form 20-F for Fiscal Year Ended December 31, 2011
              Filed March 30, 2012
              File No. 001-35455

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Selected Financial Data, page 1

1.   We note your selected financial data prepared under IFRS is presented alongside your data prepared under Canadian GAAP. Please modify your presentation consistent with Instruction 3 of General Instruction G to Form 20-F. Additionally, please reconcile any selected financial data provided under Canadian GAAP to U.S. GAAP. For additional information, please refer to the highlights of the March 4, 2008 and May 22, 2012 meetings of the International Practices Task Force, which can be found at http://thecaq.org/iptf/highlights.htm.

Operating Results, page 67

2.   Throughout your review of the annual financial results, including your tabular
        presentation of financial results on page 70, we note you have included comparisons of
        operating results prepared under IFRS for 2011 and 2010 to those prepared under
        Canadian GAAP for earlier years. Please modify your presentation in accordance with
        General Instruction G(e) of Form 20-F.

Non-GAAP Financial Performance Measures, page 86

3.   Your computation of cash cost per ounce of silver begins with "cost of inventory per
        income statement" which does not appear to correspond with the amounts presented on
        your statements of income. Please modify your disclosure to reconcile your non-GAAP
        measure with the most directly comparable financial measure or measures calculated and
        presented in accordance with IFRS. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
        Please also clarify what "movement in inventory" represents and how this adjustment is
        derived.

Notes to the Consolidated Financial Statements, page F-11
Note 2a – Basis of Presentation and First Time Adoption of International Financial Reporting
Standards, page F-11

4.   We note your disclosure that "The policies applied in these consolidated financial
        statements are based on IFRS issued and outstanding as of March 11, 2012, the date the
        statements were issued." This appears to be inconsistent with the requirements of IFRS
        1, particularly paragraphs 7 and 8. Please clarify or revise.

5.   We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-
        17 and Appendix B of IFRS 1 that you applied upon adoption of IFRS. To the extent that
        your primary financial statements reflect the use of mandatory exceptions, please identify
        the items or class of items to which the exceptions were applied and describe the
        accounting principle that was used and how it was applied. In addition and to the extent
        material, also qualitatively describe the impact on the financial condition, changes in
        financial condition and results of operations that the treatment specified by IFRS would
        have had absent these mandatory exceptions. Refer to paragraph 23 of IFRS 1.

Note 2e – Revenue Recognition, page F-14

6.   We note you disclose that by-product sales proceeds are credited against cost of sales
        when they are not regarded as significant. Please provide us with the amount of by-
        product sales that were credited against cost of sales in 2010 and 2011.

Note 2h – Exploration and Evaluation Expenditure, page F-15

7.   Please expand your disclosure to clarify whether you capitalize any exploration and
        evaluation expenditures (e.g. greenfield exploration and prospecting activities) prior to
        obtaining the legal right to explore a specific area.

8.   We note you disclose that general exploration costs are expensed in the period incurred.
        We also note exploration and evaluation expenditures on identifiable non-operating
        properties are capitalized. Please expand your disclosure to clarify the distinction
        between these two types of expenditures and how these determinations are made. Please
        also tell us whether your capitalization of exploration and evaluation expenses
        corresponds to your resource or reserve determinations.

9.   You disclose that exploration costs at operating properties are expensed as incurred until
        a proven economically recoverable reserve is identified. Please tell us how this
        determination is made and whether it corresponds to your resource or reserve
        determinations prepared under NI 43-101.

Note 2i – Property, Plant and Equipment, page F-16

10.   We note costs of major overhauls of existing equipment are capitalized within property,
        plant and equipment. Please provide a detailed discussion of what constitutes a major
        overhaul and how these costs meet the recognition criteria of IAS 16.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Angela Halac at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining